UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2006 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	305,958,320	62.4513	31.2249
Non-Voting Shares	22,410,395	4.5741	2.2871
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Credit Exchange	3/jan	586,900
Common Shares		Credit Exchange	31/jan	509,900
Common Shares		Total		1,096,800
Non-Voting Shares		Debit Exchange	3/jan	489,409
Non-Voting Shares		Debit Exchange	31/jan	425,299
Non-Voting Shares		Total		914,708
Closing Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	307,055,120	62.6753	31.3368
Non-Voting Shares	21,495,687	4.3874	2.1937

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2006 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4,683,896	0.9560	0.4780
Non-Voting Shares	4,823,416	0.9844	0.4922
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4,683,896	0.9560	0.4780
Non-Voting Shares	4,823,416	0.9844	0.4922

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0443	0.0443
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4	0.0443	0.0443
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2006 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	270,906	0.0552	0.0276
Non-Voting Shares	719,122	0.1467	0.0733
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	buy	2/jan	500	66.30	R$ 33,150.00
Non-Voting Shares		buy	2/jan	500	66.20	R$ 33,100.00
Non-Voting Shares		buy	2/jan	400	66.50	R$ 26,600.00
Non-Voting Shares		buy	2/jan	440	67.00	R$ 29,480.00
Non-Voting Shares		Total		1,840		R$ 122,330.00
Common Shares		sell	26/jan	1,000	76.00	R$ 76,000.00
Common Shares		sell	30/jan	2,000	80.00	R$ 160,000.00
Common Shares		sell	30/jan	3,000	80.20	R$ 240,600.00
Common Shares		Total		6,000		R$ 476,600.00
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	264,906	0.0541	0.0270
Non-Voting Shares	720,962	0.1471	0.0735

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2006 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,752	0.0005	0.0002
Non-Voting Shares	29,594	0.0060	0.0030
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	sell	30/jan	200	84.00	R$ 16,800.00
Non-Voting Shares		sell	30/jan	100	84.05	R$ 8,405.00
Non-Voting Shares		sell	30/jan	300	86.70	R$ 26,010.00
Non-Voting Shares		Total		600		R$ 51,215.00
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	2,752	0.0005	0.0002
Non-Voting Shares	28,994	0.0059	0.0029

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2006 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(X) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	12	0.0000	0.0000
Non-Voting Shares	1,536	0.0003	0.0001
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	12	0.0000	0.0000
Non-Voting Shares	1,536	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2006

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.